Jenapharm's therapeutics business sold to Dermapharm AG

Berlin, August 12, 2004 - Schering AG (FSE: SCH, NYSE: SHR) announced today that its German subsidiary Jenapharm GmbH & Co. KG, Jena, has agreed the sale of its therapeutics business to mibe Vertriebsgesellschaft mbH (i.G.), Jena, a subsidiary of Dermapharm AG, Gruenwald.

The sale of Jenapharm GmbH & Co. KG's largely generic therapeutics business is part of the Schering Group's strategic focus program. The transaction, whereby more than 80 Jenapharm employees will be taken on by mibe Vertriebsgesellschaft mbH (i.G.), Jena, should be completed by October 1, 2004. Jenapharm's therapeutics business generated net sales of EUR 38 million in 2003. Financial details of the transaction were not disclosed.

Additional information
Jenapharm's therapeutics business includes systemic corticoids, inhalative anti-asthmathics and medicines for treating osteoporosis and further indications. Products included are, for example, Prednisolut(R), Hydrocortison(R), Calcilac(R), Prednisolon(R) and Aescusan(R). The complete product range comprises approximately 65 products.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Niels Matusch, T: +49-30-468 150 62, niels.matusch@schering.de

Find additional information at: www.schering.de/eng